UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ELOXX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Title of Class of Securities)

29014R103

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach 46140, Israel

972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax Management III G.P. (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Ultimate general partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,188,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,188,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 7,188,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P.

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax Management Fund III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – General partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,188,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,188,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 7,188,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P.

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax (Cayman) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,287,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,287,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax (Israel) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,900,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,900,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,249
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax Management 4 G.P. (2015) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Ultimate general partner of the IV Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,151,485
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,151,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 2,151,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 510,846 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 1,049,310 shares of Common Stock held by Pontifax (Israel) IV, L.P., (iii) 567,329 shares of Common Stock held by Pontifax (China) IV L.P. and (iv) 24,000 shares of Common Stock held by Pontifax Late Stage Fund L.P.

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax IV GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – General partner of the IV Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,151,485
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,151,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 2,151,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 510,846 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 1,049,310 shares of Common Stock held by Pontifax (Israel) IV, L.P., (iii) 567,329 shares of Common Stock held by Pontifax (China) IV L.P. and (iv) 24,000 shares of Common Stock held by Pontifax Late Stage Fund L.P.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,846
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax (Israel) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,049,310
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,049,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103

1	NAME OF REPORTING PERSON: Pontifax (China) IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,329
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Reporting Persons purchased the shares of Common Stock described in Item 5(c) using funds from working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

The ownership percentages reported are based on 39,778,942 outstanding shares of Common Stock, as of March 31, 2019 after giving effect to the Issuer’s underwritten public offering (the “Offering”), as disclosed in the Issuer’s prospectus supplement for the Offering filed with the SEC on June 20, 2019.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Pontifax Management III G.P. (2011) Ltd.	7,188,186	[1]	18.1%[1]	0	7,188,186	0	7,188,186
Pontifax Management Fund III L.P	7,188,186	[1]	18.1%[1]	0	7,188,186	0	7,188,186
Pontifax (Cayman) III, L.P.	2,287,937		5.8%	0	2,287,937	0	2,287,937
Pontifax (Israel) III, L.P.	4,900,249		12.3%	0	4,900,249	0	4,900,249
Pontifax Management 4 G.P. (2015) Ltd.	2,151,485	[2]	5.4%[2]	0	2,151,485	0	2,151,485
Pontifax IV GP L.P.	2,151,485	[2]	5.4%[2]	0	2,151,485	0	2,151,485
Pontifax (Cayman) IV L.P.	510,846		1.3%	0	510,846	0	510,846
Pontifax (Israel) IV, L.P.	1,049,310		2.6%	0	1,049,310	0	1,049,310
Pontifax (China) IV L.P.	567,329		1.4%	0	567,329	0	567,329

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P. Management III and Pontifax III each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

2 Includes (i) 510,846 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 1,049,310 shares of Common Stock held by Pontifax (Israel) IV, L.P., (iii) 423,703 shares of Common Stock held by Pontifax (China) IV L.P., and (iv) 24,000 shares of Common Stock held by Pontifax Late Stage Fund L.P. (“Late Stage Fund”). Management 4 and Pontifax IV each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

Cayman III is the holder of record of 2,287,937 shares of Common Stock. Israel III is the holder of 4,900,249 shares of Common Stock. Cayman IV is the holder of record of 510,846 shares of Common Stock. Israel IV is the record holder of 1,049,310 shares of Common Stock. China IV is the holder of record of 567,329 shares of Common Stock. Management III is the general partner of Cayman III and Israel III and Management 4 is the general partner of Cayman IV, Israel IV and China IV. Ran Nussbaum and Tomer Kariv are the managing partners of each of Management III and Management 4. As such, each of Pontifax III, Management III, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the III Funds and each of Pontifax IV, Management 4, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the IV Funds.

Late Stage Fund is the holder of record of 24,000 shares of Common Stock. Pontifax Late Stage GP Ltd., the general partner of Late Stage Fund, has a Strategic Alliance Agreement with Pontifax IV. By virtue of this relationship, each of Pontifax IV, Management IV, Ran Nussbaum, and Tomer Kariv may be deemed to share voting and dispositive power with respect to the shares held by Late Stage Fund.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) On June 24, 2019, the Reporting Persons, together with the Late Stage Fund, purchased at the closing of the Offering an aggregate of 200,000 shares of Common Stock at a price of $9.00 per share.

In addition, as previously reported on a Form 4 filed by Management 4, Pontifax IV and the IV Funds on May 1, 2018, on April 30, 2018, the Reporting Persons purchased at the closing of a follow-on offering of the Issuer an aggregate of 350,000 shares of Common Stock at a price of $9.75 per share

(d)-(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

In connection with the Offering, the Reporting Persons agreed, for a period of 60 days from the date of the prospectus for the Offering, not to, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of the Common Stock or any securities convertible into, or exercisable or exchangeable for, the Common Stock, subject to certain limited exceptions.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit	Description

1.	Limited Power of Attorney of the Reporting Persons, dated May 29, 2019

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019

Pontifax Management III G.P. (2011) Ltd.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX MANAGEMENT FUND III L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX (CAYMAN) III, L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX (ISRAEL) III, L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

Pontifax Management 4 G.P. (2015) Ltd.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX IV GP L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX (CAYMAN) IV L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact

PONTIFAX (CHINA) IV L.P.

By:	/s/ Neil Belloff
Name:	Neil Belloff
Title:	Attorney in Fact